Financial Statements

For the Years Ended Dec 31, 2017 & 2016

Oneva, Inc.



55 Santa Clara Avenue, #148 Oakland CA 94568

Management Report Prepared by:

Jude Johnson, CPA
Johnson Management Group (JMG), Inc.
11501 Dublin Blvd #200
Dublin, CA 94568
925-577-0177
www.jmg-cpa.com

Oneva, Inc.

For the Years Ended Dec 31, 2017
& 2016

Table of Contents

Page

Oneva, Inc
Balance Sheet
January 2016 - December 2017

	Total	
	As of Dec 31, 2017	As of Dec 31, 2016 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Business Checking - 5828	0.00	0.00
Total Bank Accounts	$ 0.00	$ 0.00
Total Current Assets	$ 0.00	$ 0.00
Fixed Assets		
Accum ulated Depreciation	-101,830.00	
Oneva's Platform	509,150.00	378,600.00
Total Fixed Assets	$ 407,320.00	$ 378,600.00
Other Assets		
Notes Receivables	235,000.00	
Total Other Assets	$ 235,000.00	$ 0.00
TOTAL ASSETS	$ 642,320.00	$ 378,600.00
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	94,615.76	
Total Accounts Payable	$ 94,615.76	$ 0.00
Other Current Liabilities		
ST Notes Payable	20,300.00	
Total Other Current Liabilities	$ 20,300.00	$ 0.00
Total Current Liabilities	$ 114,915.76	$ 0.00
Long-Term Liabilities		
Notes Payable	1,359,500.00	732,800.00
Total Long-Term Liabilities	$ 1,359,500.00	$ 732,800.00
Total Liabilities	$ 1,474,415.76	$ 732,800.00
Equity		
Retained Earnings	-382,901.83	-152,045.36
Net Income	-449,193.93	-202,154.64
Total Equity	-$ 832,095.76	-$ 354,200.00
TOTAL LIABILITIES AND EQUITY	$ 642,320.00	$ 378,600.00

Oneva, Inc
Statement of Operations
January 2016 - December 2017

	Total	
	Jan - Dec 2017	**Jan - Dec 2016 (PY)**
Income		
Sales	57,007.48	44,148.70
Total Income	$ 57,007.48	$ 44,148.70
Gross Profit	$ 57,007.48	$ 44,148.70
Expenses		
Advertising & Marketing	1,696.00	1,092.50
Auto	167.50	90.38
Bank Charges & Fees	534.14	544.12
Caregiver Payments	6,788.00	
Depreciation	101,830.00	
Dues & Subscriptions	1,907.24	190.00
Freight	106.42	
Insurance	45,464.50	34,525.72
Legal & Professional Services	114,622.46	9,310.53
Lodging	657.97	
Meals & Entertainment	3,599.78	7,600.61
Outside Services	18,259.33	36,297.66
Rent & Lease	23,876.00	15,676.50
Software and Software Subscriptions	10,846.77	4,130.83
Supplies & Materials	6,931.05	9,193.55
Taxes & Licenses	2,395.96	112.58
Travel	15,437.27	2,454.55
Utilities	10,728.45	9,639.05
Wages & Salaries	140,352.57	115,444.76
Total Expenses	$ 506,201.41	$ 246,303.34
Net Operating Income	-$ 449,193.93	-$ 202,154.64
Net Income	-$ 449,193.93	-$ 202,154.64

Oneva, Inc
Statement of Cash Flows
January 2016 - December 2017

	Jan - Dec 2016	Jan - Dec 2017
OPERATING ACTIVITIES		
Net Income	-202,154.64	-449,193.93
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accum ulated Depreciation		101,830.00
Oneva's Platform	-378,600.00	-130,550.00
Accounts Payable		94,615.76
Payroll Clearing	308.80	0.00
ST Notes Payable		20,300.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 378,291.20	$ 86,195.76
Net cash provided by operating activities	-$ 580,445.84	-$ 362,998.17
INVESTING ACTIVITIES		
Notes Receivables		-235,000.00
Net cash provided by investing activities	$ 0.00	-$ 235,000.00
FINANCING ACTIVITIES		
Notes Payable	362,234.66	626,700.00
Retained Earnings	218,211.18	-28,701.83
Net cash provided by financing activities	$ 580,445.84	$ 597,998.17
Net cash increase for period	$ 0.00	$ 0.00

Organization and Basis of Presentation

Oneva Inc. ("Oneva" or the "Company"), headquartered in Oakland, California, was founded in January 2014 as SafteySitter, was legally rebranded to Oneva in October 2014, and incorporated in the State of Delaware. Onēva generates revenue by selling services from 100% FBI background checked and thoroughly verified caregivers and service providers to the families of employees and clients of our enterprise customers. These families consume infant, child, adult, disabled, and elder care services, in addition to housecleaning, pet care, massage, and driving. Onēva provides all of the services that busy families need to help manage children, elders and homes, and services that millennials have come to expect and desire to enjoy an experience-focused lifestyle.

Significant Accounting Policies

Use of Estimates
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These accounting principles require the Company to make certain estimates, assumptions and judgments that can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates, assumptions and judgments made by management include revenue recognition, useful life and recoverability of property, plant and equipment, fair value measurement of the liability component of the convertible senior notes.
Management believes that the estimates, assumptions and judgments upon which they rely are reasonable based upon information available to them at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, the Company's consolidated financial statements will be affected.

Revenue Recognition

Oneva recognizes revenue upon payment by customers. Care services from Oneva contractors (85% of providers) and Onēva employees are priced from $21.50 an hour, paying a living wage of not less than $15/hour, regionally adjusted and not including tip which passes 100% to the caregiver. End user prices are marked up from the caregiver wages to generate Onēva's income stream. In Onēva's recent Microsoft pilot, the 44% markup generated a 30% margin on each and every hour of provided service. For a $15/hour caregiver and 44% margin, Onēva makes $6.60 an hour, and the client pays $21.60 before tip. Services are paid for using a flexible ranked payment system that supports personal credit and debit cards, employer care stipends and grants, discounted or subsidized rates, and paperless support for FSA Dependent Care Reimbursement. Credit and debit cards are loaded into Braintree (subsidiary of PayPal) when the client is on boarded. Client spends typically range from $100/month for light housecleaning to over $4,000 a month for daily child or elder care, with average spends in the $700/month range.

After a new job is booked using the web app, native app or through the Onēva concierge, and the job is completed with an opportunity for tip adjustment after the job, the client is automatically charged at using the previously loaded ranked funding sources (both personal and employer/vendor) available to that client. The enterprise relationship with supporting stipend and integration into the corporate benefits package strongly deters cheating between the client and the caregiver after initial contact.

Advertising

All advertising costs are expensed as incurred. Advertising expenses in 2017 and 2016 were $1.7 thousand and $1.1 thousand, respectively.

Cash, Cash Equivalents and Short-term and Long-term Investments

The Company considers all highly liquid instruments with an original maturity at the date of purchase of 90 days or less to be cash equivalents. These instruments may include cash, money market funds, commercial paper and U.S. treasuries. The Company maintains all of its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. This includes enterprise-level business platform that the Company customizes to meets its specific operational needs. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Repair and maintenance costs are expensed as incurred. Fixed asset purchases under $1,000 are expensed when incurred. The estimated useful life for Oneva's business platform is 5 years.

Notes Payable

Notes Payable represents convertible debt the Company has outstanding as of December 31, 2017. Current notes outstanding as of December 31, 2017 are $1.4M.

Taxes

The Company currently has net losses for tax years ending 2015, 2016 and 2017. No federal income taxes are due. The minimum Franchise Taxes due to the State of California have been paid.